DIGITAL ARC, LLC
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2020

DIGITAL ARC, LLC

Contents



WATKINS, WARD and STAFFORD
Professional Limited Liability Company
Certified Public Accountants

James L. Stafford, CPA
Harry W. Stevens, CPA
S. Keith Winfield, CPA
William B. Staggers, CPA
Michael W. McCully, CPA
R. Steve Sinclair, CPA
Marsha L. McDonald, CPA
Wanda S. Holley, CPA
Robin Y. McCormick, CPA/PFS
J. Randy Scrivner, CPA
Kimberly S. Caskey, CPA
Susan M. Lummus, CPA
Thomas J. Browder, CPA

Stephen D. Flake, CPA
John N. Russell, CPA
Thomas A. Davis, CPA
Anita L. Goodrum, CPA
Ricky D. Allen, CPA
Jason D. Brooks, CPA
Robert E. Cordle, Jr., CPA
Perry C. Rackley, Jr., CPA
Jerry L. Gammel, CPA
Michael C. Knox, CPA
Clifford P. Stewart, CPA
Edward A. Maxwell, CPA

INDEPENDENT AUDITORS' REPORT

To the Members
of Digital Arc, LLC

We have audited the accompanying financial statements of Digital Arc, LLC (a limited liability company electing to be taxed as a partnership), which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in members' equity, and cash flows for the nine months then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Arc, LLC as of December 31, 2020, and the results of its operations and its cash flows for the nine months then ended in accordance with accounting principles generally accepted in the United States of America.

Watkins, Ward & Stafford, PLLC
Louisville, Mississippi
October 6, 2021

DIGITAL ARC, LLC
Balance Sheet
December 31, 2020

Assets

Current Assets:

Cash and cash equivalents	$	214,771
Total Current Assets		214,771

Property and Equipment

Computer and office equipment	2,916
Less: Accumulated depreciation	(162)
Subtotal	2,754
Software	1,649,151
Total Property and Equipment	1,651,905

Other Assets:

Intangible assets	17,600
Total Other Assets	17,600

Total Assets	$	1,884,276

Liabilities and Members' Equity

Current liabilities:

Accounts payable	$	235,040
Total Current Liabilites		235,040

Total Liabilities	235,040

Members' Equity:

Members' equity (140,000 class A common units; 10,000,000 class B common units	
authorized and issued)	1,649,236
Total Members' Equity	1,649,236

Total Liabilities and Members' equity	$	1,884,276

The accompanying notes are an integral part of these financial statements.

DIGITAL ARC, LLC
Statement of Income
For The Nine Months Ended December 31, 2020

Revenues:		
Net subscription revenues	$	-
Total Revenue Earned		-
Operating Expenses:		
General and administrative		368,555
Sales and marketing		374,572
Total Operating Expenses		743,127
Loss From Operations		(743,127)
Other Income:		
Interest income		3
Total Other Income		3
Net Loss	$	(743,124)

The accompanying notes are an integral part of these financial statements.

DIGITAL ARC, LLC
Statement of Changes in Members' Equity
For The Nine Months Ended December 31, 2020

	Class A Common Units	Clas B Common Units	Total
Balance, April 1, 2020	$ -	$ -	$ -
Member contributions for the year ended December 31, 2020	450,000	1,942,360	2,392,360
Net loss for the nine months ended December 31, 2020	(19,560)	(723,564)	(743,124)
Balance, December 31, 2020	$ 430,440	$ 1,218,796	$ 1,649,236

The accompanying notes are an integral part of these financial statements.

DIGITAL ARC, LLC
Statement of Cash Flows
For The Nine Months Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(743,124)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		162
Increase in accounts payable		235,040
Net cash used by operating activities		(507,922)
Cash flows from investing activities:		
Purchases of property and equipment		(1,652,067)
Purchases of intangible assets		(17,600)
Net cash used by investing activities		(1,669,667)
Cash flows from financing activities:		
Member contributions		2,392,360
Net cash provided by financing activities		2,392,360
Net increase in cash and cash equivalents		214,771
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	214,771

The accompanying notes are an integral part of these financial statements.

DIGITAL ARC, LLC
Notes to Financial Statements

Note 1 - Summary of Business and Significant Accounting Policies:

a.   Nature of Planned Operations

Through December 31, 2020, Digital Arc, LLC has been primarily engaged in developing a secure video conferencing, chat and content sharing platform where privacy and security is the foundation.

The Company has not commenced principal operations and has incurred significant expenditures for the design and development of the Company's platform. Once the Company's planned principal operations commence, its focus will be on the optimization, and marketing of its secure and private communications platform.

The Certificate of Formation of the Company was filed with the office of the Secretary of State of Delaware on April 7, 2020 and the Company is organized as a limited liability company that has elected to be classified as a partnership for taxation purposes.

b.   Fiscal Year

The fiscal year ends on December 31. References to fiscal year 2020, for example refer to the nine months ended December 31, 2020.

c.   Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimate involves capitalization of software costs related to the videoconferencing platform. The company has capitalized $1,649,151 of these costs as of December 31, 2020. Actual results could differ from those estimates

d.   Concentration of Risks

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. We maintain our cash and cash equivalents with high-quality financial institutions with investment-grade ratings. All of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation.

e.   Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments, primarily money market funds purchased with an original maturity of three months are less.

.Note 1 - Summary of Business and Significant Accounting Policies (Continued):

f.   Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure financial assets and liabilities at fair value at each reporting period using a fair value hierarchy, which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Three levels of inputs may be used to measure fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities
- Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist of cash equivalents and accounts payable. Cash equivalents are stated at fair value on a recurring basis. Accounts payable is stated at carrying value, which approximates fair value due to the short time of the expected payment date

g.   Property and Equipment, Net

Property and equipment, net are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, determined to be three to five years. Expenditures for maintenance and repairs are expensed as incurred. Significant improvements and betterments that substantially enhance the life of an asset are capitalized.

h.   Software Development Costs

We capitalize certain development costs related to our secure communications platform during the application development stage as long as it is probable the project will be completed, and the software will be used to perform the function intended. Capitalized software development costs are recorded as part of property and equipment, net. Costs related to preliminary project activities and post-implementation activates are expensed as incurred. The company is in the process of developing the videoconferencing platform. Management has determined the agile approach is the appropriate means of capitalizing the software videoconferencing platform development costs. This software development method known as agile has become popular in the software industry because the agile approach is widely perceived to be faster and more responsive to rapidly changing technological requirements. Under the agile approach a project is organized into separate modules and the development and testing work on these modules is completed in short sprints. The components using this approach involve planning, design, coding, testing and software release. Only the costs incurred in the design, coding and testing portion of the module would be considered a cost to be capitalized.

Capitalized software development costs once they are placed in service will be amortized on a straight-line basis over the software's estimated useful life, which is generally three years, and will be recorded in cost of revenue in the statement of income. We will evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. We have capitalized $1,649,151 of software development costs during the fiscal year ended December 31, 2020.

Note 1 - Summary of Business and Significant Accounting Policies (Continued):

i.   Impairment of Long-Lived Assets

We evaluate long-lived assets or asset groups for impairment whenever events indicate that the carrying value of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value, less costs to sell. There were no impairment charges recognized related to long-lived assets during the fiscal year ended December 31, 2020.

j.   Intangible Assets

Intangible assets consist of acquired identifiable intangible assets such as domains and intellectual property addresses. Finite-lived intangible assets are initially recorded at fair value and will be amortized on a straight-line basis over their estimated useful lives. Amortization expense of developed technology will be recorded within cost of revenue in the statement of income. Indefinite-lived intangible assets are recorded at fair value and are not amortized. If we determine that the life of an intangible asset is no longer indefinite, that asset would be tested for impairment and amortized prospectively over its estimated remaining useful life. There were no impairment charges to acquired intangible assets during the fiscal year ended December 31, 2020.

k.   Revenue Recognition

We will derive our revenue primarily from subscription agreements with customers for access to our secure communications platform. Revenue will be recognized when a customer obtains control of promised services. The amount of revenue that will be recognized reflects the consideration that we expect to receive in exchange for these services. We will determine revenue recognition through the following steps:

- **Identification of the contract, or contracts, with the customer**

   We determine a contract with a customer to exist when the contract is approved, each party's rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, we will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

Note 1 - Summary of Significant Accounting Policies (Continued):

- **Identification of the performance obligations in the contract**

  Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services or products is separately identifiable from other promises in the contract. Promised services or products under which both of these two criteria are not met are recognized as a combined, single performance obligation. Our performance obligations primarily relate to access to our secure communications platform. Our customers do not have the ability to take possession of our software, and through access to our platform, we provide a series of distinct software-based services that are satisfied over the term of the subscription.

- **Determination of the transaction price**

  The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

- **Allocation of the transaction price to the performance obligations of the contract**

  Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation's relative standalone selling price. Our contracts with multiple performance obligations are generally sold over the same subscription term and have the same pattern of transfer to the customer, and so they are accounted for as one combined performance obligation in the context of the contract. Accordingly, the transaction price is allocated to this single performance obligation.

- **Recognition of the revenue when, or as, a performance obligation is satisfied**

  Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those services. Fees for access to our platform are subscription revenue and are considered one performance obligation. As of the end of the fiscal year the company has not earned any subscription revenue.

I. **Cost of Revenue**

Cost of revenue primarily consists of costs related to hosting our platform and providing general operating support services to our customers. These costs are composed of personnel-related expenses, amortization of capitalized software development costs and acquired intangible assets, and allocated overhead costs.

Note 1 - Summary of Significant Accounting Policies (Continued):

m. **Research and Development**

Research and development costs include costs associated with consultants responsible for planning to develop our videoconferencing platform. Research and development costs are expensed as incurred.

n. **Advertising Costs**

Advertising costs are expensed as incurred in sales and marketing expense and amounted to $357,572 in the fiscal year ended December 31, 2020

o. **Income Taxes**

The Company has implemented FASB codification topic *Accounting for Uncertain Tax Positions.* This topic prescribes the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax taken or expected to be taken in a tax return. In connection with the implementation of this topic, interest and penalties will be accrued on any unrecognized tax benefits.

At December 31, 2020, the Company had no unrecognized tax benefits and accordingly, has not accrued any interest or penalties related to uncertain tax positions.

The company is an LLC that has elected, with the consent of its members, to be taxed as a Partnership. A partnership does not pay income taxes but, instead, its members are taxed on the Company's income. Therefore, these statements do not include any provision for corporate income taxes. The company is required to file a form 1065 annually with the Internal Revenue Service. The company's Form 1065 is subject to examination by the Internal Revenue Service generally for three years after they were filed. The company's Form 1065 is open to examination for the calendar year ended December 31, 2020.

Note 2 - Cash and Cash Equivalents:

The Company has cash deposits on hand of $214,771 as of December 31, 2020.These cash deposits are deposited in two separate banking institution. None of the cash balances held within each bank exceeds the federally insured limits of $250,000.

Note 3 – Property and Equipment, Net:

Property and equipment consisted of the following at December 31, 2020:

Computer and office equipment	$ 2,916
Less: accumulated depreciation	(162)
Subtotal	2,754
Software	1,649,151
Property and equipment, net	$1,651,905

Depreciation expense was $162 for the fiscal year ended December 31, 2020.

Note 4 – Intangible Assets:

Intangible assets consisted of the following at December 31, 2020:

Web Domain	$	9,684
Tradmark		7,916
	$	17,600

There is no amortization associated with these assets since the assets have an indefinite life. There is no expiration date on the web domain and the trademark may be renewed on a continuous basis.

Note 5 – Accounts Payable:

Accounts payable consisted of the following at December 31, 2020:

Capitalized Video Conferencing Software Costs	$	79,389
Advertising		65,332
Management & Consulting		30,769
IT Services		24,565
Leased Payroll Expenses		17,874
Reasearch and Development		10,125
Dues & Subscriptions		4,575
Marketing Company Commission		2,000
Bank Charges		303
Office Expense		108
	$	235,040

Note 6 – Members' Equity Disclosures

The rights and obligations of the equity holders (the "Members") are governed by the operating agreement of Digital Arc, LLC dated as of April 7, 2020. The Company is authorized to issue membership units. There are two classes of common membership units, Class A common units and Class B common units each with rights, powers and common duties and other terms set forth within the Operating Agreement. Class A common units are nonvoting interests and may be issued to any person approved by the manager. The Class B common units may be issued to any person approved by the manager. The holders of Class B common units are entitled to vote their common units on any matter brought before the members for a vote of ten votes for each Class B common unit held by such member. A breakdown of membership units owned by Class of ownership is listed below:

Class of Ownership	Units of Ownership		Membership Contribution
Class A Common Units	140,000	$	450,000
Class B Common Units	10,000,000		1,942,360
		$	2,392,360

In accordance with the operating agreement dated April 7, 2020, the Company is authorized to issue 140,000 Class A Common Units and 10,000,000 Class B Common Units.

Note 6 – Members' Equity Disclosures (Continued):

A Limited Liability Company can issue two primary classes of equity related securities: capital interests, generally provided in exchange for an investment or capital contributions; and profits interests, typically provided in exchange for services.

The Company has entered into unit based arrangements with various nonemployees during the current year. The Company has awarded 50,000 Class A Common Units and 1,700,000 Class B Common Units to various individuals not considered to be employees.

In order to comply with generally accepted accounting principles these profits interests are accounted for as share-based payment awards. Specific provisions relating to share-based payments in private companies are provided under ASC 718 for profits interests granted to employees and directors. ASC 505-50 provides accounting guidance for profits interests granted to other service providers.

Note 7 – Expense Breakdown by Category:

The following is a breakdown of expenses by category:

General and Administrative:	Amount
Bank Charges	$ 2,302
Consulting Expense	45,000
Management & Consulting Services	184,615
Depreciation	162
Dues & Subscriptions	295
Health Insurance	3,697
Insurance	1,175
IT Services	29,636
Membership Fees	345
Office Expenses	1,241
Payroll Expense	35,298
Start-up Costs	40,354
Travel	24,435
Total General and Administrative	$ 368,555

Sales and Marketing:	Amount
Advertising & Promotion	$ 357,572
Marketing Company Commissions	17,000
Total Sales and Marketing	$ 374,572

Note 8 – Related Party Transactions:

The company leases employees from a professional employment organization (PEO). The company made a payment of $84,702 during the fiscal year to Oasis (PEO) for services provided by the Chief Technology Officer (CTO) for the company. There is a unit based arrangement with the CTO, who has been awarded 500,000 Class B units of the partnership. The company made a payment of $13,346. during the fiscal year to Oasis (PEO) for services provided by the Chief Financial Officer (CFO) for the company. There is a unit based arrangement with the CFO, who has been awarded 50,000 Class A units of the partnership.

The company made a payment of $246,154 for services provided by the Chief Executive Officer (CEO) to Active Allies, LLC during the fiscal year. This includes $184,615 reported as a general and administrative expense and $61,539 capitalized as a part of the videoconferencing platform. There is a unit based arrangement with the CEO, who has been will awarded 500,000 Class B units of the partnership.

Note 9 – Risks and Uncertainties:

The company is in the process of developing the videoconferencing platform. As of the date of the report the company has capitalized $1,649,151 of costs incurred to develop the videoconferencing platform. The company has also incurred approximately $1,100,000 in additional capitalized costs in the subsequent year through the date of this report. Since this product is in the development phase there is an uncertainty regarding the actual fair value of this videoconferencing platform as of the date of this report.

Note 10 – Contingencies:

On March 11, 2020 the World Health Organization declared the COVID-19 virus outbreak to be a pandemic. Management has evaluated the potential impact of the pandemic on the entity's operations. As of October 6, 2021, Management has not noted an adverse effect on workforce availability and costs. The long term effects of these items on profitability of the company cannot be determined as of the date of this report.

Note 11 –Subsequent Events:

Events that occur after the balance sheet date but before the financial statements are available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through October 6, 2021 (the date the financial statements were available to be issued), and determined the following subsequent events require disclosure in the notes to financial statements:

- On January 21, 2021 the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $250,000. The agreement represents a loan to the company in exchange for the rights to convert the loan to equity (investor units) at a discounted rate of the equity financing valuation. This agreement has not been converted to equity as of the date of this report.

- As of the date of this report investors of the Company have loaned an additional $1,774,494 into the company to further develop the videoconferencing platform and improve marketing and various business strategies. The loans are convertible into equity at the discretion of the investor. The additional costs incurred to develop the videoconferencing platform totaled approximately $1,100,000. The remainder of the investor's contributions involved marketing expenses, legal fees regarding trademark and patent costs, and various subscriptions. The Company has also incurred management and leased employee expenses of approximately $630,000. A portion of these costs, approximately $300,000, relate to coding, development and testing of the videoconferencing platform software and is capitalized as a part of the videoconferencing platform software.